UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41712

CHIJET MOTOR COMPANY, INC.

(Exact name of registrant as specified in its charter)

No. 8, Beijing South Road

Economic & Technological Development Zone, Yantai

Shandong, CN-37 264006

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Amendment to Notice of 2025 Annual General Meeting of Shareholders

On September 11, 2025, CHIJET MOTOR COMPANY, INC. (the “Company”) submitted to the U.S. Securities and Exchange Commission a Report of Foreign Private Issuer on Form 6-K that contained its notice (the “Notice”) for 2025 Annual General Meeting of Shareholders to be held at No. 40 Tianshan Road, Economic & Technological Development Zone, Yantai, Shandong, China on September 22, 2025 at 10:00 A.M. (local time) (the “Meeting”).

The Company has resolved to (i) adjourn the Meeting to September 25, 2025 at 10:00 A.M. (local time) at the same place, or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned; and (ii) amend Resolution 1 in the Notice, such that the shareholders will be asked to vote on, as an ordinary resolution, a proposed reverse stock split (a “share consolidation” under Cayman Islands law) pursuant to which up to 100 issued and unissued ordinary shares of the Company, par value US$0.003 per share, will be consolidated into 1 ordinary share of the Company, par value no more than US$0.3 per share.

The amended Notice is attached to this Form 6-K as Exhibit 99.1.

Other than as stated above, all other information included in the original Notice remains unchanged under the amended Notice.

Exhibits

Exhibit No.	Description
99.1	Amended Notice of 2025 Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2025

Chijet Motor Company, Inc.

By:	/s/ Dongchun Fan
Name:	Dongchun Fan
Title:	Chief Financial Officer